February 18, 2021

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attn:      Geoff Kruczek
Jay Ingram
Ernest Greene
Anne McConnell

Re:	Meat-Tech 3D Ltd. Registration Statement on Form F-1 Submitted January 27, 2021 CIK No. 0001828098

Ladies and Gentlemen:

On behalf of Meat-Tech 3D Ltd. (“Meat-Tech” or the “Company”), we are submitting this letter in response to a letter, dated February 9, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to its Confidential Draft Registration Statement on Form F-1 submitted to the Commission on January 27, 2021 (the “Draft Registration Statement”). The Company is concurrently filing publicly its Registration Statement on Form F-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comment and other updates.

The numbering of the paragraph below corresponds to the numbering of the comment in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comment into this response letter in italics. The page reference in the response corresponds to the page numbers in the Registration Statement, and page references otherwise correspond to the page numbers in the Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company. In addition to filing this letter via EDGAR, we are sending you supplementally the Registration Statement (marked to show changes from the Draft Registration Statement).

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
February 18, 2021

Amendment No. 2 to Confidential Draft Registration Statement on Form F-1

Dilution, page 48

1.
We note your response to prior comment 2. Please expand the table on page 49 to disclose how the numbers and percentages would change assuming the exercise of all warrant and options and vesting of prior equity awards.

Response to Comment No. 1: The Company respectfully advises the Staff that it previously revised the disclosure on page 49 of the Registration Statement in response to the Staff’s prior comment 2 and believes that no further edits are needed.

*****

Please contact me at (212) 841-1108 or Sarah C. Griffiths at (212) 841-1013 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely, /s/ Brian K. Rosenzweig Brian K. Rosenzweig Covington & Burling LLP

cc:
Sharon Fima, Meat-Tech 3D Ltd.
Guy Hefer, Meat-Tech 3D Ltd.
Avraham Hampel, Meat-Tech 3D Ltd.
Sarah C. Griffiths, Covington & Burling LLP
Yaron Kaiser, Kaufman, Rabinovich, Kaiser, Raz & Co.
Gary Emmanuel, McDermott Will & Emery LLP
Zvi Gabbay, Barnea & Co.
Ron Shuhatovich, Barnea & Co.